[Letterhead of Plains All American Pipeline, L.P.]
October 12, 2006
Via EDGAR and Facsimile
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-7010
Attention: Carmen Moncada-Terry

Re:	Plains All American Pipeline, L.P. Registration Statement on Form S-4 Filed August 28, 2006 File No. 333-136925
Dear Ms. Moncada-Terry:
     Set forth below are the responses of Plains All American Pipeline, L.P., a Delaware limited partnership (“Plains” or the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 22, 2006, with respect to Plains’ Form S-4 filed with the Commission on August 28, 2006, File No. 333-136925 (the “Registration Statement”). For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text. The references to page numbers in the response to the Staff’s comments correspond to the pages in Amendment No. 1 to the Registration Statement, which the Company has filed today via EDGAR.
General
1.	Your disclosure on page 9 suggests that you may be registering the notes in reliance on the staff’s position enunciated in Exxon Capital Holdings Corporation (available April 13, 1989), Morgan Stanley & Co. Incorporated (available June 5, 1991) regarding resales, and Shearman & Sterling (available July 2, 1993) with respect to the participation of broker-dealers. If so, please provide us with a letter stating that the issuer is registering the exchange offer in reliance on the staff’s position in such letters and including the statements and representations substantially in the form set forth in the Morgan Stanley and Shearman & Sterling letters. We may comment further upon reviewing your response.

Response: Attached hereto as Annex A is a supplemental letter of the Company stating that it is registering the notes to be issued in the exchange offer in reliance on the Staff’s position in the Exxon Capital Holdings Corporation, Morgan Stanley & Co. Incorporated and Shearman & Sterling no action letters. This supplemental letter contains the statements and representations contained in such no action letters.

Securities and Exchange Commission
October 12, 2006

U.S. Federal Income Tax Considerations, page 26
2.	Please revise the introductory paragraph to make clear that the disclosure in this section constitutes the opinion of your counsel, as represented in Exhibit 5.1. For example, it is inadequate to refer to counsel’s opinion as “a summary of certain U.S. federal income tax considerations relevant to the exchange of outstanding notes for new notes...”

Response: We have revised the Registration Statement to clarify that the disclosure constitutes the opinion of our counsel. Please see page 26 of Amendment No. 1 to the Registration Statement.

3.	Revise the caption and text to refer to the material tax “consequences,” and make clear that the disclosure addresses all such material U.S. federal income tax consequences.

Response: The Registration Statement has been revised accordingly. Please see page 26 of Amendment No. 1 to the Registration Statement.

4.	Obtain a clear opinion that the exchange will not rather than should not be an exchange and that the consequences will be as described. In the alternative, explain in necessary detail why counsel is unable to render an unambiguous opinion in that regard.

Response: The Registration Statement has been revised accordingly. Please see page 26 of Amendment No. 1 to the Registration Statement.
Legal Matters, page 28
5.	Revise to clarify that counsel will also opine on the binding nature of the guarantees.

Response: The Registration Statement has been revised accordingly. Please see page 28 of Amendment No. 1 to the Registration Statement.
Exhibit 5.1
6.	Please obtain an opinion of counsel that opines on all applicable law. The attempt to limit the opinion to the laws of Delaware and New York appears to be inappropriate given that some of the guarantees are governed by the laws of Texas, Canada, Nova Scotia, and California.

Response: Our counsel has revised its opinion accordingly. Please see the revised opinion filed as Exhibit 5.1 to Amendment No. 1 to the Registration Statement.

Securities and Exchange Commission
October 12, 2006

     Please direct any questions or comments regarding the foregoing to me at (713) 646-4100 or Alan Beck of Vinson & Elkins L.L.P. at (713) 758-3638.

Sincerely,
/s/ Tim Moore
Tim Moore
Vice President Plains All American Pipeline, L.P.

cc:      Alan Beck, Vinson & Elkins L.L.P.

Annex A
PLAINS ALL AMERICAN PIPELINE, L.P.
333 Clay Street, Suite 1600
Houston, Texas 77002
October 12, 2006
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Plains All American Pipeline, L.P. S-4 Registration Statement (333-136925)
Ladies and Gentlemen:
     This letter accompanies the Registration Statement on Form S-4 of Plains All American Pipeline, L.P. (“Plains”) respecting an exchange offer for Plains’ 6.70% Senior Notes due 2036 (the “Senior Notes”), which were originally issued on May 12, 2006 in a Rule 144A transaction.
     The purpose of this letter is to confirm supplementally to the Staff that Plains is registering the Senior Notes to be issued in such exchange offer in reliance on the Exxon Capital Holdings Corporation letter (available April 13, 1989), the Morgan Stanley & Co. Incorporated letter (available June 5, 1991), and the Shearman & Sterling letter (available July 2, 1993). Plains hereby represents that it has not entered into any arrangement or understanding with any person (including any broker-dealer) to distribute the Senior Notes to be issued in the exchange offer and, to the best of its knowledge and belief, each person (including any broker-dealer) participating in the exchange offer will acquire such Senior Notes in the ordinary course of business and with no arrangement or understanding with any person to participate in a distribution of Senior Notes to be received in the exchange offer.
     If any additional supplemental information is required by the Staff, please contact Plains’ counsel, Mr. Alan Beck, whose telephone number and mailing address are shown on the facing sheet of the S-4 Registration Statement.

Very truly yours, PLAINS ALL AMERICAN PIPELINE, L.P.

By:	/s/ Tim Moore
Tim Moore
Vice President